SUPPLEMENT NO. 2 TO	Filed Pursuant to Rule 424(b)(3)
PROSPECTUS DATED JUNE 29, 2010	Registration No. 333-167034

$125,000,000

Inland Real Estate Corporation

5.0% Convertible Senior Notes due 2029

Offer to Exchange and Offer to Purchase for Cash

Relating to Any and All of the Outstanding 4.625% Convertible Senior Notes due 2026

(CUSIP Nos. 457461AA9 and 457461AB7)

and Solicitation of Consent for Proposed Amendment to the Related Indenture

THE TENDER/EXCHANGE OFFER AND CONSENT SOLICITATION (AS DEFINED IN THE PROSPECTUS) WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 5, 2010, WHICH WE REFER TO AS THE “EXPIRATION DATE,” UNLESS EARLIER TERMINATED OR EXTENDED BY US.   TENDERS OF OLD NOTES MAY BE WITHDRAWN AT ANY TIME BEFORE 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. OLD NOTES THAT ARE NOT TENDERED OR THAT ARE WITHDRAWN BEFORE THE EXPIRATION DATE WILL REMAIN OUTSTANDING.

This Supplement No. 2 supplements, and should be read in conjunction with, the prospectus and consent solicitation of Inland Real Estate Corporation, dated June 29, 2010, as supplemented by Supplement No. 1 dated July 29, 2010 (together, the “prospectus”), with respect to our offer to exchange or purchase, subject to the terms and conditions set forth in the prospectus, any or all of our outstanding 4.625% Convertible Senior Notes due 2026 and the related consent solicitation.  Unless otherwise defined in this Supplement No. 2, capitalized and other defined terms used herein have the same meanings as set forth in the prospectus.

This Supplement No. 2 adds further discussion of the U.S. federal income tax treatment of a tender/exchange of Old Notes for a combination of cash and New Notes.  The discussion of material U.S. federal income tax considerations in the prospectus is for general information only and is not tax advice to any holder or other person.  The terms of the tender/exchange offer remain the same.

See “Risk Factors” beginning on page 19 of the prospectus for a discussion of certain risks that you should consider before participating in the tender/exchange offer and consent solicitation.   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Supplement or the prospectus. Any representation to the contrary is a criminal offense.

Macquarie Capital

(Dealer Manager)

The date of this Supplement No. 2 is August 3, 2010

Material United States Federal Income Tax Considerations

The discussion below has been inserted into the prospectus immediately following the section captioned “Material United States Federal Income Tax Considerations — Tax Consequences to Tendering U.S. Holders — Treatment of Exchange of Old Notes for New Notes,” which begins on page 91 of the prospectus.

Treatment of Tender/Exchange of Old Notes for a Combination of Cash and New Notes

The United States federal income tax treatment of a tender/exchange of Old Notes for a combination of cash and New Notes is uncertain and depends on: (i) whether the tender of Old Notes for cash and exchange of Old Notes for New Notes are treated as two separate transactions or a single, integrated transaction for United States federal income tax purposes; and (ii) whether the exchange of Old Notes for New Notes qualifies as a recapitalization.  See “— Tax Consequences to Tendering U.S. Holders — Treatment of Exchange of Old Notes for New Notes” above for a discussion of whether the exchange of Old Notes for New Notes qualifies as a recapitalization. If the tender/exchange is treated as two separate transactions or the exchange of Old Notes for New Notes does not qualify as a recapitalization, then the portion of the Old Notes treated as being tendered for cash should be subject to the rules described under “— Tax Consequences to Tendering U.S. Holders — Treatment of Tender of Old Notes for Cash” above, and the portion of the Old Notes treated as being exchanged for New Notes should be subject to the applicable rules described under “— Tax Consequences to Tendering U.S. Holders — Treatment of Exchange of Old Notes for New Notes” above.

If the tender/exchange is treated as a single, integrated transaction and the exchange of Old Notes for New Notes qualifies as a recapitalization, then a U.S. holder should recognize gain (but not loss) on the tender/exchange equal to the lesser of (i) the excess, if any, of (1) the sum of the amount of cash received plus the “issue price” of the New Notes received, except to the extent attributable to accrued but unpaid interest not previously included in income, over (2) the U.S. holder’s adjusted tax basis in the Old Notes surrendered in the tender/exchange and (ii) the amount of cash received. In addition, a U.S. holder’s tax basis in the New Notes should be equal to the adjusted tax basis of the Old Notes surrendered, increased by any gain recognized in the tender/exchange and decreased by the amount of cash received. U.S. holders also should be subject to the applicable rules described under “— Tax Consequences to Tendering U.S. Holders — Treatment of Exchange of Old Notes for New Notes” above, other than the statements that U.S. holders of the Old Notes should not recognize any gain on the exchange and that U.S. holders generally should have a tax basis in the New Notes equal to their tax basis in the Old Notes.

You are urged to consult your tax advisor with respect to the tax treatment of a tender/exchange of Old Notes for a combination of cash and New Notes.

The discussion below has been inserted into the prospectus immediately following the section captioned “Material United States Federal Income Tax Considerations — Tax Consequences to Tendering Non-U.S. Holders — Treatment of Exchange of Old Notes for New Notes,” which begins on page 96 of the prospectus.

Treatment of Tender/Exchange of Old Notes for a Combination of Cash and New Notes

A non-U.S. holder generally is not subject to U.S. federal income tax on gain, if any, recognized in connection with the tender/exchange of Old Notes for a combination of cash and New Notes unless: (i) the gain is treated as effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (ii) in the case of non-resident alien individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the year of the exchange and certain other conditions are met; or (iii) the Old Notes constitute USRPIs (as described, with respect to the New Notes, under “— Tax Consequences to Tendering Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Disposition of the New Note” below) at the time of the tender/exchange. In any of these cases, the U.S. federal income tax consequences to the non-U.S. holder are the same as those applicable to U.S. holders described above.  See “—Tax Consequences to Tendering U.S. Holders — Treatment of Tender/Exchange of Old Notes for a Combination of Cash and New Notes” above.  In addition, the rules described under “— Tax Consequences to Tendering Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Disposition of the New Note” below also may apply to any portion of the tender/exchange subject to the recognition of gain.